Exhibit 99.1

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

RETALIX CALLS 2009 ANNUAL SHAREHOLDERS MEETING

Ra’anana, Israel, September 10, 2009 – Retalix® Ltd. (NASDAQ-GS: RTLX) (the “Company”), today announced that it has scheduled its 2009 annual shareholders meeting to take place Monday, October 19, 2009 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel. The record date for the meeting is September 15, 2009.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about September 21, 2009, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company. The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

1.	To re-elect the following members of the Board of Directors of the Company: Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O’Reilly, Barry Shaked and Itschak Shrem;

2.	To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services;

3.	To adopt a new equity incentive plan and to increase the total pool available for issuance under all such plans by 2,000,000 ordinary shares of the Company, par value NIS 1.00 per share (the “Ordinary Shares”);

4.	To approve a share purchase agreement between the Company and the investors named below and the transactions contemplated thereby, including the following related matters, each of which is contingent upon the other:

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY HAVE UNANIMOUSLY APPROVED AND RECOMMENDED THAT THE SHAREHOLDERS VOTE “FOR” THE MATTERS INLCUDED IN THIS PROPOSAL NO. 4.

4.1.	a private placement to the following investors: Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (individually and via a wholly-owned company) of such number of Ordinary Shares, at a price per share of $9.10, necessary to cause the investors to hold an aggregate of 20% of the outstanding Ordinary Shares after the consummation of the transactions contemplated by the share purchase agreement, dated as of September 3, 2009; and the issuance to the investors of warrants to purchase up to an aggregate of 1,250,000 Ordinary Shares at the consummation of the private placement;

The issuance and sale of the Ordinary Shares to the investors in the private placement is intended to vest in the investors severally and jointly holding with Ronex Holdings Ltd. (and their respective affiliates) 25% or more of the total voting power of the Company, thereby becoming a holder of a “control block” pursuant to, and within the meaning of, the Israeli Companies Law, 5759-1999.

4.2.	a management services agreement among the Company and the investors;

4.3.	a registration rights agreement among the Company and the investors;

4.4.	other matters contemplated by the share purchase agreement, including:

4.4.1.	the amendment and restatement of the Company’s Memorandum of Association and Articles of Association in order to (i) increase the maximum size of the Board of Directors of the Company from ten to eleven directors, (ii) allow the election of directors as of a future date and (iii) increase the Company’s authorized share capital to NIS 50,000,000 divided into 50,000,000 Ordinary Shares;

4.4.2.	the election of the following six directors nominated by the investors, in lieu of five members of the incumbent Board of Directors of the Company, effective immediately following the consummation of the private placement: Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Avinoam Naor, and the approval of director fees;

Gillon Beck, Ishay Davidi and Itschak Shrem, if re-elected pursuant to proposal no. 1, and Dr. Zvi Lieber (external director) and Gur Shomron (external director) will remain members of the Board of Directors of the Company following the consummation of the private placement.

4.4.3.	the approval of the separation agreement between the Company, B.G.A.G.S. Shaked Ltd. and Mr. Barry Shaked, the Company’s President and Chief Executive Officer;

4.4.4.	the purchase of a “tail” policy with respect to the Company’s directors and officers insurance policy effective as of the consummation of the share purchase agreement;

4.4.5.	the execution of indemnification agreements with the Company’s directors who shall be elected as of the consummation of the private placement and from time to time in the future;

5.	To discuss the financial statements of the Company for the year ended December 31, 2008; and

6.	To act on any other matters as may properly come before the meeting or any adjournment(s) thereof.

Items 1 to 3 and 6 require the approval of a simple majority of the shares voted on the matter. Item 4 also requires the approval of a majority of the shares voted on the matter, provided that either (i) at least one-third of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the outstanding voting power in the Company. Item 5 will not involve a vote of the shareholders.

About Retalix

        Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.